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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☑ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)
Jl. Japati No. 1, Bandung 40133, Indonesia

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company" and together with its consolidated subsidiaries, the "Group") is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the financial year ended December 31, 2018 within the prescribed time period.

The Company presents its consolidated financial statements in accordance with Indonesian Financial Accounting Standards; the Company expects it will file its consolidated financial statements prepared in accordance with Indonesian Financial Accounting Standards for the financial year ended December 31, 2018 with the Securities and Exchange Commission (the "SEC") on Form 6-K on or around April 29, 2019. In its annual report on Form 20-F, pursuant to the requirements of the SEC, the Company presents its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Due to certain new accounting standards and interpretations under IFRS, in particular IFRS 9 ('Financial Instruments') and IFRS 15 ('Revenue from Contracts with Customers'), additional procedures and analysis on the Group's internal processes and controls are still being conducted by the Company and its independent auditors for the implementation of such standards and interpretations to the Company's consolidated financial statements for the financial year ended December 31, 2018 prepared in accordance with IFRS. As a result, the Company needs additional time to finalize the presentation of such financial statements for purposes of disclosure in its annual report on Form 20-F.

The Company will continue its efforts to file the Form 20-F as soon as practicable.

Statements in this notification about the expected timing of the filing of the Form 6-K and the preparation of the Company's financial statements in accordance with IFRS, other than historical facts, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on management's current view, assumptions and estimates and are subject to a number of risks and uncertainties, including the risk that the Company may not be able to file the Form 6-K on or prior to the date anticipated. There is no guarantee that the expected events or results will actually occur.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation
	Andi Setiawan	+62	215215109
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).                        ☑ Yes    ☐ No

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof ?

			☐ Yes ☑ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Perusahan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 26, 2019	By	/s/ Harry M Zen
Name : Harry M Zen
Title : Chief Financial Officer

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).